News Release	AMEX, TSX Symbol: NG

Excellent Results Continue from Galore Creek Drilling

5 October 2005 – Vancouver NovaGold Resources Inc. (AMEX, TSX: NG) Highlights

  Further positive results have been received for Galore Creek 60,000 meter (200,000 foot) 2005 drill program.
  Significant high-grade highlights from recent expansion and infill drill program include:
    Drill Hole GC05-581 in the Central deposit intersected three composite intervals totaling 226.5 meters of 2.5% Copper Equivalent(1) (CuEq) or 4.1 g/t Gold Equivalent (AuEq) mineralization grading 1.86% copper, 0.86 g/t gold and 12.2 g/t silver.
    Drill Hole GC05-628 in the Southwest deposit intersected three composite intervals totaling 183.4 meters of 1.9% Copper Equivalent(1) or 3.1 g/t Gold Equivalent mineralization grading 0.84% copper, 1.63 g/t gold and 6.4 g/t silver.
  Pre-Feasibility engineering work and environmental studies continue to progress. Mine design work is nearing completion. All geotechnical drilling for plant site locations, pit wall parameters and water balance studies have been completed.
  Pre-Feasibility level Study targeted to be completed by end of October.

Drill Results Continue to Confirm Continuity and Expansion Potential at Galore Creek

The Company has received assay results from more than 50% of the total drilling planned for the 2005 drill program at the Galore Creek project in Northwestern British Columbia. Drilling is anticipated to be completed in November with final assay results by early 2006. Extensive geotechnical drilling for detailed mine design is complete with results from ongoing expansion and in-fill drilling at the Central, West Fork and Southwest deposits continuing to define new gold and copper mineralization at depth and laterally from the known areas.

Expansion and in-fill drilling in the Middle Creek and Junction areas lying to the immediate west of the Central deposit is now complete. Exploration drilling is currently ongoing at the adjacent Copper Canyon and Grace properties. Recent exploration in the Butte target area approximately 2 kilometers southeast of the main Central deposit has encountered significant new copper, silver and gold mineralization, the results of which are pending final assays. With completion of drilling in the main Central and Southwest deposits later this fall an updated resource estimate will be prepared for the overall project during the first half of 2006 for use in a Feasibility Study due in the second half of 2006.

Drill results continue to show good continuity of mineralization and demonstrate that all of the mineralized zones at the Galore Creek project remain open to further expansion (see Tables 1 & 2 below). Drilling in the main Central deposit continues to expand the system down dip indicating higher grade copper and gold zones remain open to expansion. Highlights in recently received drill holes include: GC05-581 in the Central deposit which intersected three composite intervals totaling 226.5 meters averaging 1.86% copper, 0.86 g/t gold and 12.2 g/t silver and GC05-628 in the Southwest deposit which intersected three composite intervals totaling 183.4 meters grading 0.84% copper, 1.63 g/t gold and 6.4 g/t silver.

The 2005 Galore drill program and sampling protocol has been under the direction and oversight of qualified person Scott Petsel, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada.

With the completion of this season’s drilling, engineering and environmental work programs the Company will have all the information necessary to complete a final Feasibility Study for the Galore Creek project in the second half of 2006.

Table 1. Central Deposit Significant Drill Intercepts
Drill Hole Number	From M	To M	Width M	Width Feet	Copper %	Gold g/t	Silver g/t	Copper Equiv %	Gold Equiv g/t
Central
GC05-0528	347.0	396.5	49.5	158.8	0.52	4.00	4.22	2.98	4.91
	424.0	450.8	26.8	85.9	0.27	0.54	2.07	0.62	1.02
Total			76.3	244.7	0.43	2.78	3.46	2.15	3.54
GC05-0537	37.5	68.1	30.6	98.2	0.98	1.17	4.00	1.72	2.84
	80.0	90.0	10.0	32.1	0.59	0.19	6.16	0.76	1.25
	185.0	219.0	34.0	109.1	1.39	0.81	10.06	1.97	3.24
	231.9	252.0	20.1	64.5	0.95	0.44	9.01	1.30	2.13
Total			94.7	303.9	1.08	0.78	7.47	1.62	2.67
GC05-0568	36.3	65.5	26.2	84.0	1.18	0.35	9.38	1.47	2.42
	101.9	133.6	31.7	101.7	2.10	0.70	22.14	2.72	4.48
	273.8	307.9	34.1	109.4	0.85	0.16	11.39	1.05	1.72
	318.1	438.6	120.5	386.6	0.56	0.14	6.81	0.70	1.16
Total			212.5	681.6	0.91	0.25	10.14	1.16	1.91
GC05-0573	158.0	171.0	13.0	41.7	0.34	0.27	1.87	0.52	0.86
	197.0	272.0	75.0	240.7	0.60	0.38	3.78	0.86	1.42
	294.0	359.0	65.0	208.5	0.62	0.23	6.34	0.81	1.34
Total			153.0	490.9	0.59	0.31	4.71	0.81	1.34
GC05-0580	55.5	105.0	49.5	158.8	1.11	1.69	6.77	2.20	3.61
Total			49.5	158.8	1.11	1.69	6.77	2.20	3.61
GC05-0581	6.1	136.9	130.8	419.4	1.89	1.03	9.21	2.59	4.27
	143.0	211.0	68.0	218.3	2.05	0.67	16.80	2.61	4.29
	270.3	298.0	27.7	88.9	1.26	0.56	14.95	1.73	2.85
Total			226.5	726.7	1.86	0.86	12.19	2.49	4.10
GC05-0586	59.0	72.5	13.5	43.3	0.32	0.26	2.56	0.51	0.83
	78.0	97.8	19.8	63.4	1.60	4.08	9.59	4.16	6.85
	107.3	138.0	30.7	98.6	1.41	1.90	5.32	2.61	4.30
	238.0	266.2	28.2	90.3	0.47	0.25	5.80	0.68	1.12
Total			92.2	295.6	1.01	1.62	5.98	2.05	3.37
GC05-0595	66.0	173.6	107.6	345.2	0.88	1.35	5.63	1.75	2.88
Total			107.6	345.2	0.88	1.35	5.63	1.75	2.88
GC05-0596	76.0	127.7	51.7	165.9	1.66	2.57	8.75	3.30	5.43
	135.4	160.8	25.4	81.6	0.72	0.72	3.47	1.19	1.95
	211.1	228.0	16.9	54.1	0.55	0.24	5.72	0.74	1.22
	234.0	289.9	55.9	179.2	0.54	0.16	6.62	0.70	1.14
Total			149.9	480.8	0.96	1.10	6.72	1.68	2.77
GC05-0606	29.0	43.0	14.0	44.9	0.73	0.77	5.91	1.25	2.06
	102.0	151.0	49.0	157.2	0.97	0.48	5.62	1.32	2.16
	157.0	336.5	179.5	575.8	0.82	0.41	5.90	1.13	1.85
Total			242.5	777.9	0.85	0.45	5.85	1.17	1.93
Note: (1) Gold and Copper equivalent calculations use long-term average metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. Gold and Copper equivalent calculations reflect gross metal content and have not been adjusted for metallurgical recoveries. True widths have not been determined for the above intercepts but are believed to be representative of actual drill thicknesses.

Table 2. West Fork and Southwest Deposits Significant Drill Intercepts
Drill Hole Number	From M	To M	Width M	Width Feet	Copper %	Gold g/t	Silver g/t	Copper Equiv %	Gold Equiv g/t
West Fork
GC05-0585	128.0	194.5	66.5	213.4	0.88	0.36	4.07	1.13	1.86
	205.1	227.8	22.7	72.8	0.96	0.14	4.04	1.09	1.79
Total			89.2	286.2	0.90	0.30	4.06	1.12	1.84
GC05-0597	33.5	94.6	61.1	195.9	0.96	0.76	10.79	1.52	2.49
Total			61.1	195.9	0.96	0.76	10.79	1.52	2.49
GC05-0600	27.4	96.0	68.6	220.0	0.80	0.30	5.94	1.04	1.71
	102.0	125.3	23.3	74.6	0.77	0.23	4.29	0.95	1.57
Total			91.9	294.6	0.79	0.29	5.52	1.02	1.67
GC05-0604	182.3	265.7	83.4	267.6	0.94	0.42	5.64	1.25	2.06
Total			83.4	267.6	0.94	0.42	5.64	1.25	2.06
Southwest
GC05-0591	141.5	208.0	66.5	213.3	0.41	2.08	1.78	1.69	2.78
	233.8	245.9	12.1	38.8	0.37	0.53	1.54	0.71	1.16
	251.7	264.0	12.3	39.5	0.47	0.58	2.40	0.84	1.38
Total			90.9	291.6	0.41	1.67	1.83	1.44	2.37
GC05-0601	8.9	35.7	26.8	86.0	0.20	0.88	2.54	0.75	1.24
	50.9	122.0	71.1	228.1	0.53	1.89	4.07	1.72	2.82
Total			97.9	314.1	0.44	1.61	3.65	1.45	2.39
GC05-0616	42.0	60.9	18.9	60.6	0.41	0.30	1.21	0.59	0.98
	85.5	146.5	61.0	195.7	0.43	0.60	1.94	0.82	1.34
	195.5	214.0	18.5	59.3	0.08	6.97	2.49	4.34	7.15
Total			98.4	315.7	0.36	1.74	1.90	1.44	2.36
GC05-0621	9.7	98.2	88.5	283.7	1.24	1.59	5.26	2.25	3.70
	115.0	138.0	23.0	73.8	0.29	0.75	1.51	0.75	1.24
	218.5	233.8	15.3	48.9	0.13	1.28	4.92	0.96	1.57
	257.3	274.0	16.7	53.6	0.38	0.88	4.87	0.96	1.58
Total			143.5	460.0	0.87	1.34	4.58	1.72	2.83
GC05-0628	65.0	187.6	122.6	393.3	0.96	1.62	4.48	1.99	3.27
	230.6	242.6	12.0	38.5	0.41	0.72	4.73	0.89	1.46
	313.8	362.6	48.8	156.6	0.66	1.88	11.52	1.90	3.13
Total			183.4	588.4	0.84	1.63	6.37	1.89	3.11
Note: (1) Gold and Copper equivalent calculations use long-term average metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. Gold and Copper equivalent calculations reflect gross metal content and have not been adjusted for metallurgical recoveries. True widths have not been determined for the above intercepts but are believed to be representative of actual drill thicknesses.

2005 Galore Creek Exploration and Development Program

The 2005 exploration and development program at Galore Creek began in late May and has been expanded to a 60,000 meter (200,000 foot) program anticipated to continue into the late fall. Geotechnical drilling for plant site locations, pit stability and water balance studies have been completed in preparation for the project Feasibility Study in 2006.

This season’s overall work program is on track to meet its objectives of converting Inferred category resources to the higher Measured and Indicated categories, refining and expanding the higher-grade zones, selectively testing high-priority exploration targets, gathering all the information needed for the environmental assessment process and raising all of the engineering estimates to a final Feasibility level standard.

As part of the current work on the project, Hatch Ltd. has been retained to complete a Pre-Feasibility level study on Galore Creek that integrates the new resources from West Fork, Junction and Copper Canyon, along with an updated main Central/Southwest deposits. Due to the significant resource expansion on the project, the Pre-Feasibility study will use a base case throughput of 65,000 tonnes per day, which is more than double that in previous studies. The study will further refine the estimates for capital and operating costs, as well as look in more detail at site layout, metallurgy, resource optimization scheduling, and development timelines. The results of this work are targeted to be available by the end of October 2005 and will guide the Feasibility level engineering programs for the project.

Further environmental studies are on-going for the Galore Creek Environmental Assessment Report which is being completed by RTEC, the joint company comprised of Rescan Environmental Services and the Tahltan Nation Development Corporation.

About the Galore Creek Project

The Galore Creek Project is located in Northwestern British Columbia west of Highway 37 and 150 kilometers northeast of the tidewater shipping port of Stewart, British Columbia. NovaGold is earning a 100% interest in the Galore Creek gold-silver-copper project from subsidiaries of Rio Tinto plc and Anglo American plc.

NovaGold has an option agreement with Eagle Plains Resources Ltd. on the adjoining Copper Canyon property under which NovaGold is earning up to an 80% interest. NovaGold also has an option on the adjoining Grace property with Pioneer Metals Corporation under which NovaGold is earning a 60% interest in the Grace claims.

About NovaGold

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek gold-silver-copper project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold has 72.6 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact:

Greg Johnson, Vice President,
Corporate Communications and Strategic Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.